

January 23, 2012

Via E-mail
Rory O'Dare
President
Petrus Resources Corporation
3211 Ocean Drive
Vero Beach, FL 32963

     Re: Petrus Resources Corporation
              Amendment No. 3 to Registration Statement on Form S-1
              Filed January 17, 2012
              File No. 333-176879

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 2 in our letter dated November 17, 2011, however it does not appear that you revised your disclosure as indicated in your response. Please revise the penultimate sentence of the fourth paragraph to state that you currently do not have any operations.

2. We note the revision to your disclosure indicating that "if the minimum offering is not achieved within 450 days of the date of this prospectus, all subscription funds will be returned to investors . . . ." We also note that the Sales Agent Agreement filed as Exhibit 10.3 to this registration statement indicates that the term of the agreement is 180 days from effectiveness of this registration statement. Please disclose the way in which you intend to sell and distribute securities following the termination of the Sales Agent Agreement, naming any additional sales agents and including the disclosure required by Items 508(c)(2) and (h) of Regulation S-K.

3. We note your disclosure that "[a]ll of the shares in the minimum/maximum offering must be sold prior to any sale of shares by the selling shareholder." We also note your disclosure on page 17 that "Merrimac Corporate Securities, Inc. as selling agent for the Company must sell the minimum offering of the shares of the new issue offering prior to sale of any shares held by the Selling Shareholder." Please revise for consistency.

4. We note your disclosure here and elsewhere in your prospectus that Evolve Bank and Trust is acting as Escrow Agent for this offering. We also note your disclosure in the penultimate paragraph on page 17 that "Merrimac Corporate Securities Corp is acting as escrow agent." Please revise for consistency.

Prospectus Summary, page 4

The Offering, page 5

5. We note your response to comment 5 in our letter dated November 17, 2011, however your statements regarding when funds may be released to you pursuant to Rule 419 remain inconsistent. In this regard, we note that you state on page 2 that "no funds shall be released to Petrus Resources Corporation until such time as the maximum proceeds are raised when up to 10% may be released under Rule 419" and that on page 5 and elsewhere in your prospectus you state that "[a]ll subscription funds will be held in escrow . . . other than 10% which may only be released to Petrus Resources Corporation upon completion of the primary offering." Because your offering is not for a single fixed amount, there may be instances in which you have completed your primary offering but have not raised the maximum funds offered. Please revise to clarify whether 10% of funds may be released pursuant to Rule 419 upon completion of the offering or whether funds will only be released if you achieve the maximum offering.

Plan of Distribution, page 17

6. We note your response to comment 6 in our letter dated November 17, 2011. As previously requested, please provide the information required by Items 508(c)(2) and (h) of Regulation S-K as it relates to your agreement with Merrimac Corporate Securities, Inc.

Financial Statements, page F-1

7. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X. Ensure that you also update, where necessary, the rest of your filing, such as your dilution table and summary financial information.

Statement of Stockholder's Deficit, page F-5

8. We note that you did not provide a response to comment 7 in our letter dated October 14, 2011. Accordingly, we reissue our prior comment. Since it appears that you did not receive or pay cash in regards to the issuance of your eight million shares, it is unclear why your disclosures indicate that the shares were issued for cash and why you reflect the transaction as a financing cash inflow. As noted in SAB Topic 5T, it appears that the expenses paid on your behalf by your officer and director should be reflected as an expense in your financial statements with a corresponding credit to equity. Accordingly, it appears this non-cash expense should be added back to operating cash flows pursuant to ASC 230-10-45-28. If our understanding is not correct, please explain to us the nature of the transaction in further detail and why you believe your treatment complies with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director